FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of November 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F           X         Form 40-F
                                ----------------              --------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                            No       X
                        ---------------              --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report:


No.        Document

1.         MD&A and Financial Statements for First Quarter Fiscal 2005

                                                                    Document 1

                                    CEDARA
                             Software with Vision




                      Management Discussion and Analysis
                                       &
                             Financial Statements



                        First Quarter Fiscal Year 2005

                                www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis ("MD&A") was prepared as of November 8, 2004 and should be read in conjunction with Cedara Software Corp.'s ("Cedara" or the "Company") unaudited Consolidated Interim Financial Statements and the notes thereto for the three months ended September 30, 2004 and the MD&A and the Consolidated Financial Statements and the notes thereto for the year ended June 30, 2004. All financial information is presented in Canadian dollars unless otherwise noted. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").

Additional information about Cedara, including copies of continuous disclosure materials such as the Company's annual information form, is available on Cedara's website at http://www.cedara.com, or the SEDAR website at http://www.sedar.com.

OVERVIEW OF THE COMPANY

Overview of the Business of the Company

Established in 1982, Cedara Software Corp. is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics.

Cedara's Technologies and Markets

Many of Cedara's innovative medical technologies are sold through major healthcare device manufacturers and information technology providers, including GE, Siemens, Philips, Toshiba, Hitachi and Cerner.

Through the years Cedara's software has been deployed in thousands of hospitals and clinics worldwide, including prestigious facilities such as Johns Hopkins University School of Medicine; Shands Hospital, University of Florida; University of California, Los Angeles; Lund University in Sweden; and University Hospital of Geneva, Switzerland.

Cedara is unique in that its advanced medical imaging technologies are used in all aspects of clinical workflow including:

o    The operator consoles of many medical imaging devices
o    Picture Archiving and Communications Systems (PACS)
o Sophisticated clinical applications that further analyze and manipulate images
o    The use of imaging in computer-assisted therapy

Cedara is also unique in another way: it has expertise and technologies that span all the major digital imaging modalities and related subspecialties, including magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, digital X-ray, ultrasound, mammography, cardiology, angiography, and fluoroscopy.

The Company generates revenue in three ways:

o    by developing and licensing its software technology and products;
o through development of custom software for healthcare equipment manufacturers; and
o    through service and support provided to its customers.

As with many software companies, the Company is reliant on individual transactions that can be material in any given quarter. In addition, the quarterly revenue and earnings of the Company can fluctuate materially between quarters, principally due to the timing of annual license contract renewals.

The Company anticipates that the healthcare imaging software market will continue to grow over the next several years. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. To help mitigate the Company's reliance on large, long-term sales contracts, the Company has taken steps to add a new sales channel directly to hospitals, imaging centres and radiology groups to complement its OEM channel. Additionally, on October 8, 2004, the Company completed the acquisition of eMed Technologies Corporation ("eMed"), a privately-held provider of PACS and web-based medical imaging radiology solutions. Now a wholly-owned subsidiary of Cedara Software Corp., eMed will immediately be a complementary addition to the Company. eMed's sizable installed base of hospitals and imaging centres across the United States will provide an opportunity for the eMed sales force to promote Cedara's clinical applications and image management technologies. At the same time, Cedara will use its extensive global channel to promote eMed solutions worldwide. The Company expects that the acquisition will provide an opportunity to capture greater market share and develop better product capabilities by leveraging the strengths of two leading solution providers in the medical information management market. The Company intends to continue to maximize existing revenue opportunities, and to build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company intends to continue to monitor and control its cost structure in an effort to maintain cash positive operations. The operating results of the Company as at September 30, 2004 do not include any impact of the eMed acquisition.

Principal Products and Services

The Company believes it has one of the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities and is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and approximately 6,400 PACS workstations have been licensed to date.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating these diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

FIRST QUARTER FISCAL 2005 BUSINESS HIGHLIGHTS

Significant events and actions taken in the first quarter of fiscal 2005 include:

    o On September 9, 2004 the Company announced that NASDAQ had approved Cedara's application to re-list its securities on the NASDAQ National Market. As a result, trading of the Company's common shares resumed on the NASDAQ National Market on September 14, 2004 under the symbol "CDSW".

    o On September 14, 2004 the Company announced that it had signed a definitive agreement pursuant to which it would acquire all of the issued and outstanding shares of eMed of Burlington, Massachusetts, a privately-held provider of PACS and web-based medical imaging radiology solutions. Cedara agreed to pay a cash consideration of US$48.0 million (approximately $62.0 million) for the acquisition as a result of which eMed would become a wholly owned subsidiary of Cedara.

    o On September 30, 2004 Fischer Imaging announced that it had begun initial shipments of a new, leading edge digital mammography workstation, the result of its collaboration with Cedara Software Corp. The softcopy workstation, named SenoView Plus, is integrated with Fischer's SenoScan(R) digital mammography system to provide radiologists with powerful new capabilities for diagnosing breast cancer.

Significant events and actions subsequent to quarter end:

     o The Company completed the acquisition of eMed on October 8, 2004. In accordance with terms disclosed when the original agreement was announced, Cedara paid US$48.0 million in cash for eMed. The Company financed the net cash disbursement of approximately US$29.0 million after giving effect to cash reserves of eMed to complete the transaction with approximately US$14.5 million from its own cash reserves and approximately US$14.5 million from its new credit facility with Royal Bank of Canada.

     o On October 8, 2004 the Company entered into a $29.8 million credit facility with Royal Bank of Canada ("RBC"). Under the credit facility, RBC provided a term facility of up to $22.5 million to allow the Company to finance part of the acquisition of eMed. The credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7.3 million for purposes of financing Cedara's general operating requirements, office and travel expenses, and facilitating foreign exchange transactions.

         At the same time, the Company operating line of credit of $14.0 million with the National Bank of Canada was cancelled.

     o On October 20, 2004, the Company announced the election of Dr. Myrna Francis as a new member to its Board of Directors at the Company's Annual and Special Meeting held in Toronto on October 18, 2004.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Financial Statements and Notes, and this Management Discussion and Analysis, may constitute forward-looking statements within the meaning of securities laws. When used in these documents, the words, "may", "will", "should", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue", "expect" or similar expressions, concerning matters that are not historical facts, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the sufficiency of capital to meet working capital and capital expenditure requirements, and relating to the acquisition of eMed are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

    o    Dependence on major customers,
    o    Reliance on individual contracts,
    o    Fluctuations in quarterly financial results,
    o    Dependence on key personnel,
    o    Intense competition,
    o    Rapid technological change,
    o    Exchange rate fluctuations,
    o    Risks related to international operations,
    o    Dependence on intellectual property rights,
    o    Regulatory clearances and approvals for new products,
    o    Risks relating to product defects and product liability,
    o    Adverse consequences of financial leverage,
    o    Ability to service debt,
    o    Continued acceptance of Cedara's products, and
    o Risks related to the acquisition of eMed, and other risks detailed from time to time in other continuous disclosure filings of the Company. There is also no guarantee or assurance that the Company will be able to retain eMed's key employees or integrate eMed's employees, products or technologies into operations or that the Company will be able to execute a successful strategy and realize the revenue goals and control costs relating to the acquisition. All of these factors could have a material adverse impact on eMed's client base, its products and/or the consolidated business operations. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Forward-looking statements contained in the unaudited Consolidated Financial Statements and Notes and this Management Discussion and Analysis are based on the Company's current estimates, expectations and projections, which the Company believes are reasonable as of the current date. A reader should not place undue importance on forward looking statements and should not rely upon them as of any other date. The Company does not intend, and does not assume any obligation, to update these forward-looking statements at any particular time.

RESULTS OF CONTINUING OPERATIONS

For the three months ended September 30, 2004, ("Q1 fiscal 2005") revenue was $12.3 million compared to $10.1 million in Q1 of the previous fiscal year ("fiscal 2004"), an increase of 22%. The net income from continuing operations for Q1 fiscal 2005 was $3.2 million or $0.10 per share ($0.10 per share on a diluted basis) compared to a net income from continuing operations of $1.6 million or $0.07 per share ($0.06 on a diluted basis) in the same period in the prior year. The improvement of $1.6 million in net income during the current quarter was primarily a result of growth in revenues by $2.2 million and an increase in net interest income of $0.5 million that was offset partially by $1.2 million of unrealized foreign exchange losses and other increased expenses.

Revenue by Product Category
(in millions of dollars)
================================================================================
                                                                Variance
                                     % of             % of  Increase/(Decrease)
                              2005   Total    2004   Total       $       %
================================================================================
Software licenses            $6.6     54%     $6.2     61%    $0.4      7%
Engineering services          4.3     35%      3.0     30%     1.3     42%
Support Services and other    1.4     11%      0.9      9%     0.5     57%
-------------------------------------------------------------------------------
total                       $12.3    100%    $10.1    100%    $2.2     22%
================================================================================

License revenue during the first quarter of fiscal 2005 was $0.4 million or 7% higher than in the same period last year. During Q1 of fiscal 2005, the Company generated software license revenues from a number of existing and new customers, including $1.0 million with Analogic Corporation ("Analogic"). In Q1 of the prior year, software license revenue included a portion of the minimum $4.2 million arrangement with Philips Medical Systems ("Philips").

Engineering services revenue was up $1.3 million or 42% in Q1 fiscal 2005 as compared to Q1 of fiscal 2004. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycle. In Q1 of fiscal 2005, 10 active engineering services contracts generated revenue of $4.3 million, three of which were new contracts that were not active in the same period last year. In Q1 of fiscal 2004, 11 active contracts produced revenue of $3.0 million. Engineering services revenue in Q1 fiscal 2005 includes $2.4 million of revenue from Analogic. The Company commenced development of certain technologies during the prior fiscal year in anticipation of entering into contractual arrangements with prospective customers, including Analogic.

Support services and other revenue include revenue from technical support services, hardware or system based sales and other services. The increase in revenue was due primarily to the sale of mammography clinical workstations which are sold as a combined software and hardware solution. Support fees and other revenue for Q1 fiscal 2005 were maintained at similar levels compared to Q1 of fiscal 2004.

The decline in value of the United States dollar in Q1 fiscal 2005 compared to Q1 fiscal 2004 had a negative impact on the overall revenue for the current quarter. Substantially all of the Company's revenue is billed and received in United States dollars.

Revenue by Geographic Region
(in millions of dollars)
===============================================================================
                                                                  Variance
                                % of                 % of   Increase/(Decrease)
                       2005     Total      2004     Total       $       %
===============================================================================
United States          $7.4      60%       $2.7       27%     $4.7     169%
Asia                    3.9      32%        2.6       26%      1.3      51%
Europe                  1.0       8%        4.8       47%     (3.8)    (79%)
-------------------------------------------------------------------------------
Total                 $12.3     100%      $10.1      100%     $2.2      22%
===============================================================================

The increase in revenue from the United States represents primarily increased license and engineering services revenue. Higher revenue from system sales of newer products also contributed to the increased revenue from the United States. Revenue from Asia increased, due primarily to the higher license sales. Revenue from Europe was higher in Q1 fiscal 2004 compared to the revenue in Q1 fiscal 2005 due primarily to revenue recognized in Q1 fiscal 2004 from the technology agreement signed with Philips.

Gross Margin

Gross margin was $9.9 million or 81% of revenue in Q1 fiscal 2005, an increase of $2.2 million or 28% compared to $7.7 million or 77% of revenue in Q1 fiscal 2004. The gross margin of the Company is heavily influenced by the relative mix of software licenses compared to other revenue sources, as software license gross margins are considerably higher. Direct costs include personnel and other costs related to delivering engineering services, third-party software costs associated with software licenses, hardware costs, personnel-related support services costs and other direct costs such as commissions and sales-related taxes. The increase in gross margin was attributable in part to 7% higher software license revenues on which the Company earns higher margins. The Company also experienced higher margins on certain engineering services contracts in Q1 of fiscal 2005. The Company commenced development on certain technologies during fiscal 2004 in anticipation of entering into contractual arrangements with prospective customers, including Analogic. As a result, the direct costs associated with these projects were expensed as incurred. During Q1 of fiscal 2005, the Company recorded revenue of $2.4 million under an arrangement with Analogic, where a substantial portion of the costs had been expensed as incurred in prior periods.

Operating Expenses

Total operating expenses for Q1 fiscal 2005 were $7.0 million, an increase of $1.2 million or 20% from the $5.8 million incurred in same period for the prior year. Excluding the $1.0 million of incremental unrealized foreign exchange charges included in operating results for the quarter, the remaining operating expenses were in line with the prior year quarter.

Cost control measures implemented by the Company during fiscal 2003 and fiscal 2004 resulted in the Company operating at a lower cost level. The Company recently undertook several growth initiatives including developing a direct sales channel, opening an office in China, regaining Cedara's listing on the NASDAQ National Market, entering into a new banking relationship with the Royal Bank of Canada and further steps towards assessing complementary revenue streams and acquisition opportunities.

The increase in Q1 fiscal 2005 operating expenses is primarily explained by:

     o   $1.0 million in higher foreign exchange charges;
     o   $0.7 million in higher sales and marketing expenses;
     o   $0.4 million in increased general and administrative expenses;

     o partially offset by savings of $0.4 million in research and development expenses and $0.2 million in lower depreciation and amortization.

Research and development costs were $1.9 million for Q1 fiscal 2005 compared to $2.3 million for the same period last year, down 17% or $0.4 million which is attributable primarily to lower employee related costs. Research and development costs for Q1 fiscal 2005 represent 16% of revenue in the quarter, as compared to 23% of revenue in the same period in the prior year. The Company continues to invest research and development resources in new software technologies, partnering with various organizations and in maintaining and enhancing the Company's existing line of products and technologies.

Sales and marketing expenses mainly consist of salaries, other employee related costs, travel expenses and trade show expenses associated with promoting, product managing, selling and marketing of the Company's products and services. Sales and marketing costs for Q1 fiscal 2005 were up $0.7 million or 66% compared to the same period in previous year, due primarily to adding direct-to-end user sales staff in the fourth quarter of fiscal 2004, the new business operation in Shanghai, China and participation in two trade shows in the quarter.

General and administrative expenses consist primarily of salaries and other employee related costs of administrative personnel, professional fees, investor related costs, insurance costs and facilities related expenditures. General and administrative costs increased 23% or $0.4 million in Q1 fiscal 2005 compared with the same period of previous year. The cost increases are attributable primarily to legal and listing fees associated with regaining the Company's NASDAQ listing, increased commercial legal expenses, costs related to entering into the new banking relationship and a marginal increase in employee related expenses.

Other charges increased $0.6 million in Q1 of fiscal 2005 compared to the same period in the prior year as a result of an unfavorable swing of $1.0 million in predominantly unrealized foreign exchange charges incurred in Q1 fiscal 2005. The foreign exchange losses in Q1 fiscal 2005 were partially offset by a decline in computer equipment lease costs of $0.2 million and lower bad debt and other expenses by $0.2 million. A substantial portion of the foreign exchange charges during Q1 fiscal 2005 are represented by unrealized translation losses on the Company's accounts receivable balances and cash equivalents denominated in United States dollars due to the significant decline in the United States dollar compared to the Canadian dollar. Substantially all of the Company's revenue is billed and received in United States dollars.

Intangible asset amortization and capital asset depreciation charges decreased in Q1 fiscal 2005 compared to the same period in the prior year due to certain intangible assets becoming fully amortized. The Company has not needed to sustain the level of capital asset investment of previous fiscal years, resulting in certain capital assets becoming fully depreciated.

The Company earned interest income of $0.2 million in Q1 fiscal 2005 compared to $0.3 million of interest expense in Q1 fiscal 2004. The Company's cash position improved significantly at the end of the third quarter of fiscal 2004 as a result of the Company's successful equity financing of $50.0 million. The Company's two major interest bearing liabilities in the prior year, the operating line of credit and the Convertible Debentures, were settled during the third quarter of fiscal 2004. The Company earns interest income from its cash balances with banks and liquid short-term investments.

QUARTERLY OPERATING RESULTS

The following table summarizes selected unaudited quarterly operating results for each of the eight most recent quarters ended on the dates indicated below. This information should be read in conjunction with the Company's quarterly unaudited and annual audited consolidated financial statements (including notes). The operating results for each quarter are not necessarily indicative of results for any future period, and should not be relied on to predict the Company's future performance.

===================================================================================================================================
Summary Table of Unaudited Quarterly Operating Results
(In millions of dollars        Sept. 30,    June 30,     March 31,    Dec. 31,      Sept. 30,    June 30,     March 31,    Dec. 31,
except share amounts)            2004        2004          2004         2003          2003         2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------------

Revenue                      $   12.3       $  14.7       $  13.4      $  12.2       $  10.1      $   6.6     $    9.0     $    8.3
Net income (loss) from
continuing operations        $    3.2       $   4.9       $   5.1      $   4.0       $   1.6      $  (3.7)    $   (1.6)    $   (3.9)
Income (loss) from
discontinued operations           -              -             -       $  (0.1)      $   0.1            -            -           -

Net income (loss)            $    3.2       $   4.9       $   5.1      $   3.9       $   1.7      $  (3.7)    $   (1.6)    $   (3.9)

Earnings (loss) per share
from continuing operations:
     Basic                   $    0.10      $  0.16       $  0.20      $  0.16       $  0.07      $ (0.15)    $  (0.07)    $  (0.16)
     Diluted                 $    0.10      $  0.15       $  0.18      $  0.14       $  0.06      $ (0.15)    $  (0.07)    $  (0.16)
Earnings (loss) per share:
     Basic                   $    0.10      $  0.16       $  0.20      $  0.16       $  0.07      $ (0.15)    $  (0.07)    $  (0.16)
     Diluted                 $    0.10      $  0.15       $  0.18      $  0.14       $  0.06      $ (0.15)    $  (0.07)    $  (0.16)

Weighted average shares
outstanding:
     Basic                  31,378,091   31,043,959    26,007,932   24,168,495    23,954,467   24,157,621   24,157,621   24,157,621
     Diluted                33,485,858   33,341,097    28,749,093   27,762,206    26,427,255   24,157,621   24,157,621   24,157,621
===================================================================================================================================

Off-Balance Sheet Arrangements

In the normal course of its business, the Company is expected to perform its obligations under contractual business arrangements with its customers and suppliers. There are no commitments for capital expenditures or any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

RESULTS OF DISCONTINUED OPERATIONS

During Q1 fiscal 2005, the Company provided services and licenses to Carl Zeiss Inc. ("Zeiss") in partial settlement of non-cash liabilities under the terms of a settlement agreement between Zeiss and the Company. Further details on discontinued operations can be found in note 4 to the Unaudited Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions require management's most difficult, subjective or complex judgments, about the effect of matters that are inherently uncertain. As a result, the amounts reported for these items could be different if different assumptions were used, or if conditions change in the future.

Allowance for doubtful accounts

The Company maintains allowances for losses that it expects will result from customers who do not make their contractually required payments. The allowance is estimated based on the likelihood of recovering the accounts receivable. The estimate is based on past experience, taking into account current and expected collection trends.

If economic conditions decline and customer losses increase, the allowance for doubtful accounts will increase by recording an additional expense to the statement of operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows that the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this it is necessary to identify the reporting unit associated with the goodwill and to assess the value of the goodwill in the context of that reporting unit. It has been determined that the Company consists of a single reporting unit. As a result, goodwill is tested for impairment at a corporate level. The Company uses the quoted market price of its shares as a basis for fair value measurement.

Income Taxes

The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities. As outlined in Note 17 to the audited consolidated annual financial statements of the Company, a full valuation allowance has been taken against all future tax assets of the Company, resulting in no future tax asset being recorded in the financial statements.

ADOPTION OF ACCOUNTING POLICIES

Effective July 1 2004, the Company adopted CICA Section 1100, Generally Accepted Accounting Principles and 1400 "General Standards of Financial Statement Presentation", which establish standards for financial reporting and financial statement presentation in accordance with GAAP. The standards define primary sources of GAAP and require that an entity apply every relevant primary source. The adoption of these standards did not have a material impact on the Company's financial statements.

Effective July 1, 2004, the Company adopted the CICA Accounting Guideline (AcG) 13, "Hedging Relationships". This guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes certain criteria for the application of hedge accounting and the discontinuance of hedge accounting. EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", requires that any derivative financial instrument not designated as an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income. The Company did not enter into any hedging contracts during the three months ended September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated balance sheets as at September 30, 2004 and June 30, 2004 are summarized as follows:

Consolidated Balance Sheets
================================================================================
                                                     September 30,     June 30,
(In millions of dollars)                                2004             2004
--------------------------------------------------------------------------------
Current assets of continuing operations             $   62.6        $    60.0
Less: Current liabilities of continuing operations      (5.7)            (5.1)
--------------------------------------------------------------------------------
Working capital of continuing operations                56.9             54.9
Current liabilities of discontinued operations          (0.2)            (1.0)
--------------------------------------------------------------------------------
Working capital                                         56.7             53.9

Capital assets                                           2.0              2.2
Long-term investment                                     0.5              0.5
Goodwill                                                 9.1              9.1
Deferred acquisition costs                               0.8              -
Intangible assets                                        0.3              0.4
--------------------------------------------------------------------------------
                                                    $   69.4        $    66.1
================================================================================
Represented by:
Shareholders' equity                                    69.4             66.1
--------------------------------------------------------------------------------
                                                    $   69.4        $    66.1
================================================================================

At September 30, 2004, the Company had working capital of $56.7 million, an improvement of $2.8 million over the working capital position at June 30, 2004. The improvement was primarily a result of increased accounts receivable balances of $4.5 million offset by a reduction in the cash and cash equivalents of $2.1 million. Liquidity of the Company is expected to be sustained principally through cash provided by operations, with short-term investments and highly liquid cash-equivalent instruments available to provide additional sources of cash.

Continuing operating activities used cash of $0.7 in Q1 fiscal 2005, compared to $0.6 million of cash used in Q1 fiscal 2004. The cash usage from operating activities in Q1 fiscal 2005 resulted mainly from $5.4 million increased working capital requirements partially offset by $4.7 million of cash generated from operations before working capital changes.

Investing activities consumed cash of $0.9 million in Q1 fiscal 2005 compared to cash used of $0.3 million in Q1 fiscal 2004. The net cash outflow from investing activities during the current quarter was primarily a result of deferred acquisition costs incurred up to September 30, 2004 related to the acquisition of eMed which was completed on October 8, 2004. On closing of the acquisition, the deferred acquisition costs will form part of the acquisition consideration.

Financing activities for Q1 fiscal 2005 generated cash of $0.1 million compared to $1.2 million in Q1 fiscal 2004. The cash generated from financing activities in the current quarter reflects the cash inflow from the issue of shares on exercise of employee stock options.

On October 8, 2004 the Company entered into a $29.8 million credit facility with RBC. Under the credit facility, RBC provided an acquisition term facility of up to $22.5 million to allow Cedara to finance part of the acquisition of all of the issued and outstanding shares of eMed on October 8, 2004. The Company accessed approximately $19.0 million of the available $22.5 million to consummate the acquisition of eMed. The remaining unused portion of the acquisition term facility was then cancelled. The new credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7.3 million for purposes of financing Cedara's general operating requirements, office and travel expenses, and facilitating foreign exchange transactions. At the same time, the Company's operating line of credit of $14.0 million with the National Bank of Canada was cancelled.

As of September 30, 2004, the Company's principal sources of liquidity consisted of cash and short-term investments of $49.4 million, accounts receivable of $12.0 million, The National Bank credit facility of $14.0 million, and ongoing future operating cash flows. The Company's cash requirements in the short-term relate to the ongoing funding of its operations and growth initiatives and management believes the results of the above will provide sufficient operating cash flows to meet the Company's cash requirements during fiscal 2005.

The Company intends to use the cash resources available to finance any future working capital needs that cannot be met through cash provided from operations and to finance any future strategic acquisitions or partnerships that support the Company's growth objectives. The timing and amount of actual expenditures will be based on many factors, including finding the right partners, ongoing cash flows and the growth of the Company's business. In the interim, the Company intends to invest the funds in short-term, investment grade, interest bearing securities, in government securities or in bank accounts.

Acquisition of eMed Technologies Corporation

On September 14, 2004, the Company announced that it had entered into a definitive agreement pursuant to which it will acquire all of the issued and outstanding shares of eMed of Burlington, Massachusetts, a privately-held provider of PACS and web-based medical imaging radiology solutions. The transaction closed on October 8, 2004 with the Company acquiring all of eMed's shares for cash consideration of US$48.0 million (approximately C$62.0 million). For the year ended December 31, 2003, eMed posted approximately US$24.0 million in revenue, US$3.0 million in net income and US$5.0 million in cash flow from operating activities. On closing, eMed's balance sheet included cash of approximately US$19.0 million and no debt. The Company financed the net cash disbursement of approximately US$29.0 million to complete the transaction with approximately US$14.5 million from its own cash reserves and approximately US$14.5 million from its new credit facility with RBC. The results of eMed's operations will be consolidated in the Company's financial statements starting with the quarter ending December 31, 2004.


CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
=======================================================================================================================
                                                                         September 30, 2004     June 30, 2004
-----------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
ASSETS

Current assets:
     Cash and cash equivalents                                               $  38,432          $   40,510
     Short-term investments                                                     10,962              10,902
     Accounts receivable                                                        11,960               7,449
     Inventory                                                                     325                 268
     Prepaid expenses and other assets                                             924                 881
-----------------------------------------------------------------------------------------------------------------------
                                                                                62,603              60,010

Capital assets                                                                   1,968               2,201
Long-term investment                                                               510                 510
Goodwill                                                                         9,053               9,053
Deferred acquisition costs                                                         772                   -
Intangible assets                                                                  370                 373
-----------------------------------------------------------------------------------------------------------------------
                                                                             $  75,276          $   72,147
=======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                                $   4,710          $    4,207
     Deferred revenue                                                              976                 861
     Current liabilities of discontinued operations (note 4)                       199                 986
-----------------------------------------------------------------------------------------------------------------------
                                                                                 5,885               6,054

Non-current portion of provision for loss on sublease                               30                  44

Shareholders' equity:
     Capital stock                                                             161,608             161,536
     Contributed surplus                                                           439                 388
     Deficit                                                                   (92,686)            (95,875)
-----------------------------------------------------------------------------------------------------------------------
                                                                                69,361              66,049
Subsequent events (notes 3, 7 and 9)
-----------------------------------------------------------------------------------------------------------------------
                                                                             $  75,276          $   72,147
=======================================================================================================================

See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

=======================================================================================================================
                                                                                    Three months ended September 30
                                                                                    -------------------------------
                                                                                         2004             2003
-----------------------------------------------------------------------------------------------------------------------

Revenue                                                                          $     12,341      $    10,103

Direct costs                                                                            2,404            2,364
-----------------------------------------------------------------------------------------------------------------------

Gross margin                                                                            9,937            7,739

Expenses:
     Research and development                                                           1,918            2,310
     Sales and marketing                                                                1,688            1,015
     General and administration                                                         1,913            1,554
     Severance costs                                                                       79               21
     Other charges (note 6)                                                             1,069              435
     Amortization of intangible assets                                                     13               56
     Depreciation and amortization                                                        303              449
-----------------------------------------------------------------------------------------------------------------------
                                                                                        6,983            5,840
-----------------------------------------------------------------------------------------------------------------------

Income before interest expense                                                          2,954            1,899

Interest income (expense), net                                                            235             (266)
-----------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                                       3,189            1,633

Income from discontinued operations (note 4)                                                -               53
-----------------------------------------------------------------------------------------------------------------------

Net income                                                                        $     3,189      $     1,686
-----------------------------------------------------------------------------------------------------------------------

Earnings per share from continuing operations (note 8):
     Basic                                                                        $      0.10      $      0.07
     Diluted                                                                      $      0.10      $      0.06

Earnings per share (note 8):
     Basic                                                                        $      0.10      $      0.07
     Diluted                                                                      $      0.10      $      0.06

=======================================================================================================================

See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)
==============================================================================================================================
                                                                                                                   Total
                                                                                                               Shareholders'
                                                                                    Contributed                   Equity
                                        Common Shares               Warrants          Surplus       Deficit     (deficiency)
------------------------------------------------------------------------------------------------------------------------------
                                     Number       Amount       Number     Amount
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2003             24,157,621    $106,328     605,636      $  3,260     $    -     $(111,441)    $ (1,853)
Net income for the year                     -          -           -              -          -         1,686        1,686
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2003        24,157,621    $106,328     605,636      $  3,260     $    -     $(109,755)        (167)
------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2004             31,540,267    $161,536           -             -     $   388    $ (95,875)    $ 66,049
Net income for the period                   -           -           -             -           -        3,189        3,189
Issue of shares on exercise of
stock options                          20,698          72           -             -           -            -           72
Stock-based compensation expense            -           -           -             -          51            -           51
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2004        31,560,965    $161,608           -             -     $   439    $ (92,686)    $ 69,361
==============================================================================================================================

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

========================================================================================================================

                                                                                Three months ended September 30

                                                                                         2004             2003
-----------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Net income from continuing operations                                         $    3,189       $    1,633
     Items not involving cash:
         Depreciation and amortization                                                    316              505
         Accretion of interest on convertible subordinated debentures                       -               18
         Stock-based compensation charges                                                  51                -
         Other                                                                          1,103               50
-----------------------------------------------------------------------------------------------------------------------
                                                                                        4,659            2,206
-----------------------------------------------------------------------------------------------------------------------

     Change in non-cash operating working capital:
         Accounts receivable                                                           (5,915)          (2,769)
         Inventory                                                                        (57)              (7)
         Prepaid expenses and other assets                                                (43)             310
         Accounts payable and accrued liabilities                                         509           (1,121)
         Deferred revenue                                                                 167              780
-----------------------------------------------------------------------------------------------------------------------
                                                                                       (5,339)          (2,807)
-----------------------------------------------------------------------------------------------------------------------
                                                                                         (680)            (601)
Investing activities:
     Increase in deferred acquisition costs                                              (772)               -
     Increase in short-term investments                                                   (60)               -
     Additions to intangible assets                                                       (10)             (34)
     Additions to capital assets                                                          (68)            (230)
-----------------------------------------------------------------------------------------------------------------------
                                                                                         (910)            (264)
Financing activities:
     Increase in bank indebtedness                                                          -            1,229
     Issue of shares on exercise of stock options                                          72                -
-----------------------------------------------------------------------------------------------------------------------
                                                                                           72            1,229
-----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                             (560)               -
-----------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations                         (2,078)             364

Change in cash and cash equivalents from discontinued operations (note 4)                   -             (364)

Cash and cash equivalents, beginning of period                                         40,510                -
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                            $  38,432       $        -
========================================================================================================================

Supplemental cash flow information
Cash paid for:
    Interest                                                                        $       -       $      203
    Taxes                                                                           $       -       $        -

Cash received for:
    Interest                                                                        $      226      $        -
========================================================================================================================

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2004 and September 30, 2003
--------------------------------------------------------------------------------


1.     Significant accounting policies:

       The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended June 30, 2004.

       Management believes these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2004 and the results of its operations and its cash flows for the three months ended September 30, 2004 and 2003. Results for the three months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire year.

       The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted:

       Effective July 1 2004, the Company adopted CICA Section 1100, Generally Accepted Accounting Principles and 1400 "General Standards of Financial Statement Presentation", which establish standards for financial reporting and financial statement presentation in accordance with GAAP. The standards define primary sources of GAAP and require that an entity apply every relevant primary source. The adoption of these standards did not have a material impact on the Company's financial statements.

       Effective July 1, 2004, the Company adopted the CICA Accounting Guideline (AcG) 13, Hedging Relationships. This guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes certain criteria for the application of hedge accounting and the discontinuance of hedge accounting. EIC 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments, requires that any derivative financial instrument not designated as an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income. The Company did not enter into any hedging contracts during the three months period ended September 30, 2004.

2.     Transactions with Analogic Corporation:

       During the three months ended September 30, 2004, the Company earned license revenue of $1,000 and engineering services revenue of $2,400 from Analogic. The rates charged to Analogic approximate the fair market value of similar product and services.

3.     Bank operating facility:

       At September 30, 2004, the Company had an operating line of credit of $14,000 bearing interest at prime plus 1/2%. The operating line was secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to National Bank of Canada ("NBC").

       Subsequent to September 30, 2004, the operating line of $14,000 and the general security agreement with the NBC were cancelled and the Company entered into a $29,750 credit facility with the Royal Bank of Canada ("RBC"). Under the new credit facility, RBC will provide a term facility

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2004 and September 30, 2003
--------------------------------------------------------------------------------

       of up to $22,500 to allow the Company to finance part of the acquisition of eMed Technologies Corporation ("eMed"). The credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7,250 for purposes of financing the Company's general operating requirements, office and travel expenses, and facilitating foreign exchange transactions. The credit facility is secured by a general security agreement granting a first security interest in all of the Company's present and after acquired property to RBC.

4.     Discontinued operations:

       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

       -------------------------------------------------------------------------
       Balance Sheet                                 September 30,     June 30,
                                                         2004            2004
       -------------------------------------------------------------------------

       Current liabilities                             $    199        $   986
       -------------------------------------------------------------------------
       Net liabilities of discontinued operations      $    199        $   986
       -------------------------------------------------------------------------

       The Company was obligated to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and to provide US$1,500 in software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004 in settlement of discontinued operations liabilities. At September 30, 2003, the Company had fully paid out the liability of US$1,500 payable in cash. During the three months ended September 30, 2004, the Company provided services of $309 and licenses of $514 in partial settlement of the remaining non-cash liabilities (services and licenses provided during three months ended September 30, 2003 - Nil).

       Included in current liabilities at September 30, 2004, is the Company's remaining obligation to Zeiss, as noted above, of $135 (June 30, 2004 - $957; September 30, 2003 - $1,955).

       =========================================================================
                                               Three months ended September 30
                                               --------------------------------
       Statement of Operations                       2004              2003
       -------------------------------------------------------------------------

       Revenue                                   $      -          $      -
       Income from Operations                           -                 -
       Income from discontinued operations       $      -          $     53
       =========================================================================

       Earnings (loss) per share from
       discontinued operations:
         Basic                                   $      -          $      -
         Diluted                                 $      -          $      -
       =========================================================================


       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
       Statement of Cash Flows                       2004              2003
       -------------------------------------------------------------------------

       Operating activities                      $     -           $   (364)
       Financing activities                            -                  -
       Investing activities                            -                  -
       -------------------------------------------------------------------------
       Cash used in discontinued operations      $     -           $   (364)
       =========================================================================

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2004 and September 30, 2003
--------------------------------------------------------------------------------

5.     Segmented information and major customers:

       The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.


       All of the Company's revenues are exports as follows:


       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                     2004              2003
       -------------------------------------------------------------------------

       United States                            $   7,440          $  2,768
       Asia                                         3,898             2,574
       Europe                                       1,003             4,761
       -------------------------------------------------------------------------
                                                $  12,341          $ 10,103
       =========================================================================

       The following are product and service revenues of the Company:

       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                     2004              2003
       -------------------------------------------------------------------------

       Software licenses                        $   6,611         $   6,171
       Engineering services                         4,334             3,042
       Services and other                           1,396               890
       -------------------------------------------------------------------------
                                                $  12,341         $  10,103
       =========================================================================

       All of the assets of continuing operations are located in North America. Revenues to customers that individually generated more than 10% of revenue are as follows:

       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                     2004              2003
       -------------------------------------------------------------------------
       Customer A                                     27%                -
       Customer B                                     12%               1%
       Customer C                                     17%              16%
       Customer D                                      1%              43%
       Customer E                                      2%              11%
       =========================================================================

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2004 and September 30, 2003
--------------------------------------------------------------------------------

6.     Other charges:

       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                     2004              2003
       -------------------------------------------------------------------------
       Bad debt expense                           $   (62)          $    45
       Computer and equipment operating leases         46               201
       Foreign exchange charges                     1,161               166
       Other (income) expense                         (76)               23
       -------------------------------------------------------------------------
                                                  $ 1,069           $   435
       -------------------------------------------------------------------------

7.     Stock-based compensation:

       The Company issues stock options under the terms of its stock option plan. At the Annual and Special Meeting held in Toronto on October 18, 2004, the shareholders of the Company provided approval to amend the Company's Stock Option Plan to increase the maximum number of stock options which may be issued under the Plan from 4,200,000 options to 5,700,000 options.

       The Company accounts for stock options granted under the provisions of CICA Section 3870 "Stock-based Compensation and Other Stock-based Payments" for options granted under its stock option plan. CICA Section 3870 requires all stock-based compensation awards be expensed based on their fair value for fiscal years beginning on or after January 1, 2004. During the fourth quarter of 2004, as permitted under the transitional provisions of the amended CICA Section 3870, the Company prospectively adopted the fair value method of accounting for employee stock based awards, granted on or after July 1, 2003. This resulted in stock based compensation expense of $51 during the current quarter and recorded in the statement of operations as follows: cost of sales - $9, research and development - $23, sales and marketing $13, and general and administrative - $6. For the options granted during the year ended June 30, 2003, for which no charge has been recorded, the Company is required to provide pro-forma disclosure of the net income and earnings per share, as if the fair value-based method, as opposed to the intrinsic value based method of accounting for employee stock options, had been applied. The disclosures in the following table show the Company's net income and earnings per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.

       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                     2004              2003
       -------------------------------------------------------------------------

       Net income - as reported                   $   3,189         $   1,686
       Estimated stock-based compensation
          costs for the period                          (77)              (95)
       -------------------------------------------------------------------------
       Net income - pro-forma                     $   3,112         $   1,591
       =========================================================================

       Pro-forma earnings (loss) per share:
           Basic                                  $    0.10         $    0.07
           Diluted                                $    0.09         $    0.06
       =========================================================================

       The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months ended September 30, 2004 and September 30, 2003
--------------------------------------------------------------------------------

       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                     2004              2003
       -------------------------------------------------------------------------
       Number of options issued                         -                 -
       Weighted average grant date
        fair value of each option                       -                 -
       Assumptions:
           Risk free interest rates                   4.0%              4.0%
           Average expected life in years             5.0               5.0
           Expected dividend yield                      -                 -
           Volatility                                  85%               85%
       =========================================================================

8.     Earnings per share:

       The weighted average number of common shares outstanding is as follows:

       =========================================================================
                                                Three months ended September 30
                                                --------------------------------
                                                   2004                 2003
       -------------------------------------------------------------------------
       Weighted average number of common
       shares outstanding, for
       basic earnings per share                 31,378,091           23,954,467

       Shares held as security on
       share purchase loans                        165,834              203,154

       Incremental shares from assumed
       conversion of employee stock options      1,941,933              332,940

       Incremental shares from assumed
       conversion of share purchase warrants            -             1,936,694
       -------------------------------------------------------------------------
       Weighted average number of common
       shares outstanding, for diluted
       earnings per share                       33,485,858           26,427,255
       =========================================================================

       There were no anti-dilutive options that were excluded from the calculation for the three months ended September 30, 2004 (2003 - 1,871,334).

9.     Acquisition of eMed Technologies Corporation:

       On September 14, 2004, the Company announced that it had entered into a definitive agreement pursuant to which it would acquire all of the issued and outstanding shares of eMed Technologies Corporation ("eMed") of Burlington, Massachusetts, a privately-held provider of Picture Archiving and Communications Systems ("PACS") and web-based medical imaging radiology solutions. The transaction closed on October 8, 2004 with the Company acquiring all of eMed's outstanding shares for cash consideration of US$48,000. The Company financed the acquisition purchase price of US$48,000 with US$19,000 of eMed's cash reserves, approximately US$14,500 of the Company's cash reserves and approximately US$14,500 from the new credit facility with RBC

       Net assets acquired at the date of acquisition include cash, accounts receivable, inventory, other current assets identifiable, intangible assets and goodwill. This acquisition will be accounted for under the purchase method. The Company is in the process of finalizing the allocation of the purchase price to the net assets acquired at the date of acquisition. The Company has retained the services of an independent valuator to assist in the purchase price allocation. The results of eMed's operations will be consolidated in the Company's financial statements starting with the quarter ending December 31, 2004.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 16, 2004

                                                     CEDARA SOFTWARE CORP.


                                                     By: /s/ Brian Pedlar
                                                       ------------------------
                                                     Brian Pedlar
                                                     Chief Financial Officer